Mail Stop 3628

May 28, 2008

<u>**Via U.S. Mail**</u>

Oliver Press Partners, LLC
152 West 57th Street
New York, NY 10019

>   Re: **Emageon Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on May 23, 2008**
>   **File No. 000-51149**

Ladies and Gentlemen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Reasons for Our Solicitation, page 4

1.   Please revise your disclosure regarding the number of outstanding shares of common stock owned collectively by those members of the board of directors serving both at the time of the company's initial public offering and at the current time to present the collective holdings of these directors as a percentage of the total shares of common stock outstanding at each of those times, which appears to be the relevant measure.

Election of Directors, page 6

2.   Please remove or revise the phrase "and support our nominees" which you have added to the end of the following sentence: "Accordingly, you will not have the opportunity to vote for any of Emageon's nominees if you return a BLUE proxy card that we provide to you and support our Nominees." An investor will not have the opportunity to vote for any of Emageon's nominees if the investor signs and returns your proxy card without taking further action, regardless of whether the investor supports your nominees.

Discretionary Voting, page 11

3.   You appear to be stating in your response to comment 5 of our letter dated
        May 22, 2008 that if a broker is instructed to forward Emageon proxy materials to
        a particular beneficial owner, but that same broker is not instructed to forward
        Oliver Press proxy materials to a particular beneficial owner, that broker may
        place a discretionary vote for the Emageon nominees on behalf of the beneficial
        owner, if the broker does not receive instructions from that beneficial owner as to
        how to vote. If that is not so, please clarify this to us. Otherwise, we note that
        Nasdaq Rule 2260 does not appear to permit discretionary voting by brokers on
        behalf of beneficial owners under the premises that you have set forth. While
        Nasdaq Rule 2260(c)(2) does permit a broker who is also a member of the NYSE
        to vote on behalf of beneficial owners in accordance with NYSE rules, NYSE
        Rule 452 does not permit a broker to vote without instructions from the beneficial
        owner if the broker has knowledge of any contest with respect to the action to be
        taken at the meeting. If that is the circumstance you intend to describe, please
        revise your disclosure to clarify that discretionary voting in that circumstance
        turns on the knowledge of the broker seeking to exercise discretionary voting
        power, not on receipt or non-receipt of proxy materials by the beneficial owner.
        Alternatively, please cite to the relevant authority and/or SRO rules that support
        the disclosure you propose to provide.

                                *   *   *   *   *

        As appropriate, please amend your filing in response to these comments within 10
business days. You should provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        You may contact David L. Orlic, Special Counsel, at (202) 551-3503 if you have
any questions regarding our comments, or, if you require further assistance, you may call
me at (202) 551-3345.

                                        Sincerely,

                                        Michael K. Pressman
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via facsimile: (973) 597-2471
         Jeffrey M. Shapiro, Esq.
         Lowenstein Sandler PC